SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 6
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 6 to the Schedule 14D-9 (“Amendment No. 6”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (as amended, the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012, Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012 and Amendment No.5 to the Schedule 14D-9 filed on April 9, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

1.           Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, is hereby amended and supplemented by adding the following at the end thereof:

“On April 9, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the extension of the consent solicitation associated with the Merger Agreement until April 13, 2012.

Between April 9, 2012 and April 15, 2012, representatives of KSL and representatives of the Company engaged in discussions and negotiations regarding the April 7 KSL Proposal.  During this time, KSL was granted access to an electronic dataroom to conduct a due diligence investigation with respect to the Company and KSL and its advisors visited certain of the Company’s properties.  Also during this time, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), KSL’s outside legal counsel, met telephonically with representatives of Paul, Weiss to negotiate aspects of the definitive transaction documents and discuss other aspects of the April 7 KSL Proposal.

In addition, during this time the Company’s advisors and KSL negotiated with counsel for Credit Agricole to seek an amendment to the Concord Loan that would waive the change of control with respect to an acquisition by KSL, which amendment provided for the same fee percentage (2.25% of the outstanding principal balance) to the lenders as was payable under the amendment executed in connection with the Offer from the Apollo Parties, which fee is only payable upon closing of a transaction with KSL.  On April 13, 2012,  Credit Agricole and DB both provided the Company with signatures to such amendment.

On April 15, 2012, the Company received a binding offer from KSL to acquire all of the issued and outstanding common stock of the Company for $7.00 per share, on the terms and conditions set forth in the documentation (which included a merger agreement, equity commitment letter and limited guarantee, each executed by KSL or affiliates of KSL) accompanying such offer (the “Binding KSL Offer”).  The offer from KSL stated that it expires by its terms on April 19, 2012 if the Company does not terminate the Merger Agreement and accept the Binding KSL Offer before such date.

On the evening of April 15, 2012, the Board of Directors met to discuss the Binding KSL Offer.  In consultation with its independent financial and legal advisors, the Board of Directors determined that the Binding KSL Offer, on the terms and conditions presented to the Board of Directors on April 15, 2012, constituted a

Superior Proposal.  Late that evening, the Company delivered written notice to the Apollo Parties that the Company was prepared to terminate the Merger Agreement and enter into a merger agreement with KSL (the “Apollo Notice”), which notice included the material terms and conditions of the Binding KSL Offer and a copy of all relevant proposed transaction agreements with KSL and other material documents, including the then-current form of the definitive agreements with respect to the Binding KSL Offer.  Thereafter, the Company issued a press release confirming receipt of the Binding KSL Offer and delivery of the Apollo Notice.  The Company noted in the press release that there can be no assurance that a transaction with KSL will result, and in accordance with the terms and conditions of the Merger Agreement, the Board of Directors has not withdrawn, modified, amended or qualified its recommendation with respect to the Amended Offer and other transactions contemplated by the Merger Agreement, and is not making any recommendation at this time with respect to the Binding KSL Offer. The Company further stated that the Board of Directors has not approved, adopted, endorsed, recommended, or otherwise declared advisable the Binding KSL Offer, or proposed that the Binding KSL Offer be approved, adopted, endorsed, recommended or otherwise declared advisable.  That decision will be made at the conclusion of the Notice Period (as defined in the Merger Agreement) during which the Apollo Parties will consider their options pursuant to the Merger Agreement.  That evening, the Company also instructed its legal and financial advisors to negotiate, during the Notice Period, with the Apollo Parties (if they also sought to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the Merger Agreement would result in a transaction that would be no less favorable to the stockholders of the Company than the Binding KSL Offer.

On April 16, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the issuance of the press release confirming receipt of the Binding KSL Offer and delivery of the Apollo Notice and a further extension of the consent solicitation associated with the Merger Agreement until April 19, 2012.”

ITEM 9.    EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(P)	Press Release issued by the Company on April 15, 2012, incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed with the SEC on April 16, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 16, 2012